Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Date of this announcement

Wednesday September 10, 2025

The +securities the subject of this notification are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Total number of +securities to be issued/transferred

Total number of
ASX +security		+securities to be
code	Security description	issued/transferred Issue date

NVXAH	CONVERTIBLE DEBENTURES	75,500,000 10/9/2025

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

NOVONIX LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number
ABN	54157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

10/9/2025

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request

24-Jul-2025 09:07	New - Proposed issue of securities - NVX	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

No

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3A - number and type of +securities the subject of this notification (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

NVXAH: CONVERTIBLE DEBENTURES

Date the +securities the subject of this notification were issued

10/9/2025

Any other information the entity wishes to provide about the +securities the subject of this notification

Convertible debentures approved by shareholders on 8 September 2025. The funds associated with these securities will not be fully drawn upon issue, rather, the Company may elect to draw down on the debentures in accordance with the Funding Agreement.

Issue details

Number of +securities
75,500,000
Were the +securities issued for a cash consideration?
Yes
In what currency was the cash consideration being paid?	What was the issue price per +security?

USD - US Dollar	USD 0.95000000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

NVX : ORDINARY FULLY PAID	665,563,640

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
NVXAD : PERFORMANCE RIGHTS	23,226,817
NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	14,016,667
NVXAB : SHARE RIGHTS	1,008,567
NVXAL : CONVERTIBLE NOTES	45,221,586
NVXAH: CONVERTIBLE DEBENTURES	92,500,000

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